CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 2866)

ANNOUNCEMENT
Change in the use of Listing Proceeds and Notice of Special General Meeting

CHANGE IN THE USE OF LISTING PROCEEDS

The board of directors of China Shipping Container Lines Company Limited (the "Company") announces that the Company's original plan to apply about RMB500 million out of the net proceeds of the Company's listing in 2004 for acquiring containers has now been changed (subject to approval from the shareholders of the Company), the details of which are set out in note (m) in the notice of special general meeting set out as follows.

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting") of China Shipping Container Lines Company Limited (the "Company") will be held at 2:00 p.m. on 12 October 2005 at Conference Room 1, 3rd Floor, 450 Fu Shan Road, Pudong New District, Shanghai, the People's Republic of China (the "PRC") for the following purposes:

1. to consider and approve the change in the use of listing proceeds as described in the circular to shareholders issued by the Company on 26 August 2005;
2. to consider and approve the appointment of Mr. Xu Hui as a non-executive director of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007 and to authorize the board of directors of the Company to determine his remuneration;
3. to consider and approve the appointment of Mr. Tu Shiming as a supervisor of the Company with effect from the conclusion of the Special General Meeting until the conclusion of the annual general meeting of the Company for the year 2006, i.e. in or around June 2007 and to authorize the board of directors of the Company to determine his remuneration;
4. to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

   "THAT:

   (a) the H share share appreciation rights scheme (the "Scheme") and the methods for the implementation of the Scheme (the "Methods") (copies of the Scheme and the Methods have been produced to this Meeting marked A and B respectively and each has been initialed by the Chairman for the purpose of identification) be and are hereby approved, adopted and confirmed;

   (b) the granting of share appreciation rights under the Scheme and the Methods be and is hereby approved and confirmed; and

   (c) all matters contemplated under the Scheme and the Methods be and are hereby approved and confirmed."
5. to consider and, if thought fit, pass the following resolution, with or without amendments, as an ordinary resolution:

   "THAT subject to the passing of ordinary resolution number 4 set out in the notice convening the Special General Meeting at which this resolution is proposed, the supplemental service agreements to be entered into between the Company and each of its non-executive directors (the "Agreements") (copies of the draft Agreements have been produced to this Meeting marked C and initialed by the Chairman for the purpose of identification) be and are hereby approved and confirmed and any one director of the Company (other than the non-executive directors) be and is hereby authorized to:

   (a) make such amendments to the Agreements which in his opinion may be necessary, desirable or expedient;

   (b) sign the Agreements for and on behalf of the Company; and

   (c) do all such further acts and things, execute all such further documents and take all such steps which in his opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of and the matters contemplated under the Agreements."

Notes:

(a) The address of Computershare Hong Kong Investor Services Limited is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(b) Holders of domestic shares or H shares of the Company, who intend to attend the Special General Meeting, must complete the reply slips and return them to the Directorate Secretary Office of the Company not later than 20 days before the date of the Special General Meeting.

Details of the Directorate Secretary Office of the Company are as follows:

3rd Floor
450 Fu Shan Road
Pudong New District
Shanghai
The People's Republic of China
200122
Tel: 86-21-6596-6666
Fax: 86-21-6596-6813

(c) Each holder of H shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) For holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H share registrar, Computershare Hong Kong Investor Services Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(f) The holder of domestic shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting. Notes (c) to (d) also apply to the holder of domestic shares, except that the proxy form or other documents of authority must be delivered to the Directorate Secretary Office of the Company, the address is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(g) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his identity card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her identity card and the notarized copy of the resolution passed by the board of directors or other authorities or other notarized copy of the license issued by such legal person shareholder.

(h) Pursuant to Articles 8.18 to 8.20 of the Articles of Association of the Company, at the Special General Meeting, a resolution shall be decided on a show of hands unless a poll is (before or after any vote by show of hands) demanded:

(1) by the chairman of the meeting;

(2) by at least two Shareholders entitled to vote present in person or by proxy;

(3) by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a Shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

(i) Notice is hereby given that pursuant to the Articles of Association of the Company, for the purpose of holding the Special General Meeting, the Register of Members will be closed from 12 September 2005 to 12 October 2005 (both days inclusive), during which period no transfer of shares of the Company will be registered. Shareholders of the Company whose names appear on the Register of Members at the close of business on 12 September 2005 are entitled to attend and vote at the Special General Meeting.

In order to attend the Special General Meeting, holders of the Company's H shares shall lodge all transfers together with the relevant share certificates to Computershare Hong Kong Investor Services Limited, the Company's H shares registrar, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on 9 September 2005.

(j) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

(k) Mr. Xu Hui (徐輝), aged 43, is currently the general manager and party secretary of Shanghai Shipping (Group) Company ("SSGC"), a subsidiary of China Shipping (Group) Company ("CSGC"), the controlling shareholder of the Company. Mr. Xu graduated from the Jimei University in 1982, majoring in ship management. He began his career in the shipping industry in 1982. Between December 1990 and January 1996, Mr. Xu held the post of chief engineer of Shanghai Maritime Bureau Oil Tanker Company, a subsidiary of CSGC. Between January 1996 and December 1996, Mr. Xu held the posts of assistant of general manager and guidance chief engineer of Shanghai Shipping Oil Transportation Company, a subsidiary of CSGC. Between December 1996 and October 1997, Mr. Xu held the post of deputy chief of the technical department of Shanghai Haixing Shipping Company (now known as China Shipping Development Company Limited ("CSDC"), a company listed on The Stock Exchange of Hong Kong Limited and a subsidiary of CSGC). Between October 1997 and January 1998, Mr. Xu held the post of chief of the technical department of SSGC. Between January 1998 and June 2002, Mr. Xu held the post of deputy general manager of both SSGC and China Shipping Development Oil Tanker Company, a subsidiary of CSDC. Between June 2002 and March 2005, Mr. Xu held the post of deputy general manager of SSGC.

In addition, Mr. Xu currently holds positions in the following subsidiaries of CSGC:

(1) Director –

China Shipping International Ship Management Co., Ltd.
China Shipping Group Logistics Co., Ltd.
China Shipping Agency Co., Ltd.
China Shipping Passenger Liner Co., Ltd.
China Shipping Industry Co., Ltd.
China Shipping Group Gas investment Co., Ltd.

(2) Supervisor

China Shipping Development Co., Ltd.

Save as disclosed above, Mr. Xu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company and he does not hold any other positions with the Company or its subsidiaries, nor does he have any other previous experience working for listed companies in the last three years. He has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "SFO"). The appointment of Mr. Xu will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Xu (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Director becomes effective and will be determined based on the level of remuneration of other non-executive Directors, and the experience and qualification of Mr. Xu. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholders regarding his appointment.

(l) Mr. Tu Shiming (屠士明), aged 43, is currently the deputy head of the compliance department of CSGC. Mr. Tu graduated from the Shanghai University of Finance & Economics in 1983, majoring in accounting. He began his career in the shipping industry in 1983. Between November 1996 and December 1997, Mr. Tu held the post of the unit head of the finance unit of CSDC. Between December 1997 and March 2005, Mr. Tu held the posts of officer, deputy head and head of the audit division of the compliance department of CSGC in succession.

In addition, Mr. Tu currently holds positions in the following companies:

(1) Supervisor of subsidiaries of CSGC –

China Shipping (North America) Holding Co., Ltd.
China Shipping (Europe) Holding Co., Ltd.
China Shipping (Singapore) Holding Co., Ltd.
China Shipping (Hongkong) Holding Co., Ltd.
China Shipping Investment Co., Ltd.
China Shipping Industry Co., Ltd.

(2) Supervisor of subsidiaries of the Company –

Shanghai Puhai Shipping Co., Ltd.
China Shipping Container Lines Co., Ltd. Shanghai Company
China Shipping Container Lines Co., Ltd. Guangzhou Company
China Shipping Container Lines Co., Ltd. Dalian Company
China Shipping Container Lines Co., Ltd. Qingdao Company
China Shipping Container Lines Co., Ltd. Tianjin Company
China Shipping Container Lines Co., Ltd. Shenzhen Company
China Shipping Container Lines Co., Ltd. Hainan Company
China Shipping Container Lines Co., Ltd. Xiamen Company

Save as disclosed above, Mr. Tu does not have any relationship with any other directors, senior management, substantial shareholders or controlling shareholders of the Company and he does not hold any other positions with the Company or its subsidiaries, nor does he have any other previous experience working for listed companies in the last three years. He has no interest in the shares of the Company within the meaning of Part XV of the SFO. The appointment of Mr. Tu will commence from the conclusion of the Special General Meeting. He will enter into a service contract with the Company and the length of service will be from the date of his appointment until the conclusion of the annual general meeting of the Company for the year 2006, i.e. on or around June 2007. The annual remuneration of Mr. Tu (including bonus and other emoluments, if any) will be decided by the board after his appointment as a Supervisor becomes effective and will be determined based on the level of remuneration of other Supervisors, and the experience and qualification of Mr. Tu. Save as disclosed herein, there are no other matters that need to be brought to the attention of the Company's shareholder regarding his appointment.

(m) Change in use of proceeds

The Company's original plan to apply about RMB500 million out of the proceeds of the listing of its H shares on the Main Board of The Stock Exchange of Hong Kong Limited (the "Listing") for acquiring containers as described in its prospectus dated 4 June 2004 has now been changed. The Company intends to use foreign currency loans, instead of part of the Listing proceeds, to finance the acquisition of containers, in order to acquire such containers at a lower price.

The Listing proceeds of about RMB500 million will instead be used for the acquisition of vessels. As a result of the above change, the Company will have a total of about RMB3,300 million out of its Listing proceeds for acquiring vessels to further strengthen its fleet.

The board of directors of the Company as at the date of this announcement comprises Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive Directors, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa and Mr. Yan Mingyi, being non-executive Directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive Directors.

By order of the board of Directors of
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
26 August 2005

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

A6

THE STANDARD 24 AUG 2005



Li Kelin, chairman of China Shipping Container Lines, says terminals will be a steady source of cashflow. KWAN WAI-WAH

CSCL sets sights on parent's assets

Alman Loong

China Shipping Container Lines, the world's 10th largest container shipper by capacity, says it may buy terminals and logistics businesses from its parent.

Chairman Li Kelin said terminals would be a steady source of cashflow for the Shanghai-based company.

Its parent, China Shipping Group, owns 35 terminals and 300 logistics companies. Li said the parent's port holdings in China and Los Angeles are expected to achieve annual throughput of about 10 million 20-foot equivalent units by 2010.

The group and Modern Terminals, part of Hong Kong's Wharf Group, are also bidding jointly for the right to build berths at Shanghai's Yangshan port. Li denied that CSCL's ambitions to diversify were prompted by concerns about overcapacity in the industry and its possible impact on freight rates. He pointed out that many global shipping lines already had terminal businesses.

"We maintain our goal of becoming one of the world's top three container shipping firms by capacity by 2010."

Li said CSCL's capital spending, not including terminal acquisitions, would be 6.42 billion yuan (HK$6.16 billion), 28.1 billion yuan and 25.8 billion yuan respectively in the next three years.

However, he expected some volatility in container freight rates next year. "Trade is growing by 9 or 10 percent, while the capacity growth of the industry is expected to be 13 or 14 percent next year."

While freight rates could fall slightly, he said, CSCL is well-placed to weather the storm as its operating costs are relatively low compared with those of its international peers. In the first six months of this year, its operating costs totaled 10.6 billion yuan, up 41.8 percent from a year earlier.

The firm said that by locking in oil prices, controlling fuel inventories and selecting refueling ports and suppliers with relatively lower prices, it had kept its fuel cost increases below the market average. Its average fuel price in the first half was US$219.01 (HK$1,708.28) per tonne, up 23.7 percent.

alman.loong@singtaonewscorp.com

B4

SOUTH CHINA MORNING POST 24 AUG 2005

Vessels increase to pressure profits

CSCL chairman says the decline in revenue will not be as drastic as after the September 2001 attacks

SHIPPING
Russell Barling



CSCL chairman Li Kelin is worried that the terminals in the United States and Europe will become extremely congested. Photo: Dominic Nahr

A substantial influx of new containerships is expected to weaken profitability on the world's busiest trade lanes by the second half of next year, according to Li Kelin, chairman of China Shipping Container Lines (CSCL).

With new vessels equal to half the world's fleet scheduled to roll down the gangways at shipyards in China, Japan and South Korea in the next four years, Mr Li said pressure on industry revenues was inevitable.

"We expect the global fleet to increase its capacity by 13 to 14 per cent next year while trade volumes will grow 9 to 10 per cent meaning, by the second half, it is likely freight rates will drop," Mr Li said at the company's interim results announcement. "Revenue may fall a little bit but it will not be as drastic a fall as we saw between 2001 and 2002."

The terrorist attacks in September 2001 saw shaky carrier executives buy into gloomy trade forecasts and slash freight rates, with most carriers losing money for the year.

The company saw interim net earnings jump a comparative 40.7 per cent to 2.14 billion yuan as the container trades defied some analysts' predictions and remained buoyant enough to withstand a substantial injection of new ships into the sector.

China's second-biggest box carrier by capacity saw interim sales increase 36.4 per cent to 13.49 billion yuan. The result, however, was slightly below analysts' forecasts and showed some signs of weakness.

Average unit revenues declined to US$732 against US$754 for the full year last year, but that was compensated for by a 38 per cent year-on-year increase in capacity.

"CSCL recorded freight-rate increases for all of its trade lanes. Particularly strong growth was recorded for its Australia and East and Southeast Asia services," said Daiwa Securities transport analyst Geoffrey Cheng.

"The result also supported the view in the market that CSCL had used predatory pricing to gain more Asia-Europe business as its lifting volume on this trade lane increased by 41 per cent year on year despite a rise of only 1 per cent in the average freight rate.

"We may trim our earnings forecast and target price a little bit but we'll keep a buy on the stock."

CSCL has capacity equalling 81 per cent of its present fleet of more than 214,000 teu (20-foot equivalent units) on order at global shipyards so it will be more vulnerable than most should trade volumes fail to match the influx of new vessels, as some analysts predict.

Leading industry forecaster Drewry expects demand to increase 10.7 per cent this year, but all eyes will be on delivery schedules at the shipyards.

"Although the pace of new contracting has recently slowed, the backlog of 4.1 million teu is equivalent to over 56 per cent of existing fleet capacity, up from 50.6 per cent in January and a much lower 44.8 per cent in the corresponding period of 2004," Drewry said in its June report.

Mr Li said next year the world's trade lanes would see 30 new 8,000-teu vessels each quarter.

"We are worried that the terminals will become very congested. China's terminals are okay but there are still problems in the US and Europe," he said. "In the US, the terminals are one problem. But the railways may be a bigger problem for overland cargo headed for the east coast."

B3

SOUTH CHINA MORNING POST

23 AUG 2005

CSCL soars on global trade boom

SHIPPING
Reuters

China Shipping Container Lines (CSCL) saw its first-half earnings rise 40.6 per cent, mainly driven by strong volume growth fuelled by booming international trade.

CSCL posted a net profit of 2.14 billion yuan for the first six months of this year, against 1.52 billion yuan last year.

The result was in line with an average forecast of 2.15 billion yuan from analysts polled by Reuters.

CSCL had benefited from above-average capacity growth in a shipping market where rates had remained firm, analysts said.

The state-backed company plans to take delivery of new vessels to increase its capacity by 37 per cent to 349,000 teu (20-foot equivalent units) by the end of the year.

However, container shipping might face a tougher time next year as global capacity ballooned and operating costs rose, analysts said.

They forecast CSCL would post net profit growth of nearly 23 per cent to 4.93 billion yuan this year before easing to 4.07 billion yuan next year.

CSCL

Results

6 months	M yuan
Net profit	2,144
Revenue	13,495
EPS (fen)	36

Share price ($)


Close
3.325
4
3
Feb 22
Aug 22

Source: Bloomberg
SCMP Graphic

A4

THE STANDARD 23 AUG 2005

Container shipper's net up 40pc on higher rates

Alman Loong

China Shipping Container Lines posted first-half profit of 2.1 billion yuan (HK$2.01 billion), up 40 percent from 1.5 billion yuan a year earlier, helped by increased freight rates and capacity expansion.

Shanghai-based CSCL, the world's 10th largest container shipper by operating capacity, said turnover rose to 13.5 billion yuan from 9.8 billion yuan.

No interim dividend was declared.

According to Credit Suisse First Boston, CSCL carried 30 percent more cargo in the first six months of the year, when average freight rates rose by 4 to 5 percent.

CSCL's main strength is above-industry volume growth in markets where rates have remained firm, Citigroup said in a report issued last week.

The company plans to take delivery of new vessels to increase its capacity by 37 percent to 349,000 20-foot equivalent units (TEUs) by year-end.

Alan Lam, an analyst at Guotai Junan Securities, said the container shipping business could be headed for overcapacity and higher operating costs in 2006.

CSCL this month raised fuel surcharges on US and Australian routes and announced an increase from September in surcharges on European and African routes. "Apart from fuel surcharges, there is limited room for CSCL to hedge oil prices," Lam said.

Citigroup estimated that fuel could account for 5 percent of CSCL's costs this year, versus 2 to 3 percent in 2004.


CHINA SHIPPING

CSCL carried 30 percent more cargo as freight rates rose 4 to 5 percent. BLOOMBERG

Raising capacity

CSCL

(Million yuan)	6 months ended June 30 2005	2004
Turnover	13,495.76	9,894.31
Net profit	2,144.01	1,524.19
EPS (fen)	36	38


HK$
4.5
4.0
3.5
3.0
2.5
Aug 22, 2005
HK$3.325
▼2.21%
J F M A M J J A
2005

Sources: Reuters, Bloomberg

Some analysts also said that in the next two years, the company's expanded capacity growth could easily become a liability instead of an asset.

Shares of CSCL fell 2.2 percent to close at HK$3.325 Monday, before its latest results were released. The shares are down about 19 percent from their peak of HK$4.125 in April.

alman.loong@singtaonewscorp.com

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited *

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2866)

ANNOUNCEMENT OF THE UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2005

Results for the six months ended 30th June, 2005

	1H2005 (RMB)	1H2004 (RMB)	Change
Turnover	13,495,759,000	9,894,306,000	+36.4%
Operating profit	2,760,941,000	2,203,921,000	+25.3%
Profit after taxation	2,145,296,000	1,531,326,000	+40.1%
Basic earnings per share(*)	0.36	0.38	-

(*) *Basic earnings per share is based on the profit attributable to equity holders of the Company and the 6,030,000,000 (For six months ended 30th June, 2004: weighted average number of shares 4,001,456,593) shares in issue during the period ended 30th June, 2005.*

Business highlights

- Shipping volume reached 2,193,969TEU in the first half of year 2005, representing an increase of 29.3% over that of the same period in 2004.
- Operating capacity reached 299,672TEU as at 30th June, 2005, representing a net increase of 17.9% when compared with that as at the end of year 2004.
- The Group's policies of using economical speed and locking in oil prices, controlling fuel inventory and selecting refueling ports and suppliers with relatively lower fuel prices have enabled the Group to effectively control its costs in the environment of rising fuel costs. This makes the increase in the Group's average fuel cost lower than the increase in fuel price in the market.
- In the first half of year 2005, 10 new vessels totaling 46,916TEU were delivered and put into operation. It is expected that another 11 new vessels with a total capacity of 48,188TEU will be delivered and put into operation in the second half of year 2005. Operating capacity will record a net increase to 349,072TEU at the end of year 2005. It is believed that the additional capacity would enable the Group to take advantage of the business opportunities in the shipping industry during the traditional peak season.

The Board of Directors (the "Board") of China Shipping Container Lines Company Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (together referred to hereinafter as the "Group") for the six months ended 30th June, 2005 (the "Period"), which have been reviewed by the audit committee of the Company and our auditor, PricewaterhouseCoopers in accordance with the Statement of Auditing Standard 700, "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants.

For six months ended 30th June, 2005, the Group recorded a turnover of approximately RMB13,495,759,000, representing an increase of about 36.4% over that of the same period in year 2004. Profit after taxation for the Period amounted to RMB2,145,296,000, which represents an increase of about 40.1% over that of the same period last year. Profit attributable to equity holders of the Company amounted to RMB2,144,010,000, representing a rise of about 40.7% over that of the same period in 2004.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

		Unaudited For six months ended 30th June,	
		2005	2004 Restated
	Note	*RMB'000*	*RMB'000*
Turnover	*3*	13,495,759	9,894,306
Operating costs		(10,697,024)	(7,542,650)
Gross profit		2,798,735	2,351,656
Other income		176,665	26,351
Administrative and general expenses		(214,459)	(174,086)
Operating profit	*4*	2,760,941	2,203,921
Finance costs	*5*	(216,218)	(268,971)
Share of profit of an associated company		2,481	3,015
Profit before taxation		2,547,204	1,937,965
Taxation	*6*	(401,908)	(406,639)
Profit after taxation		2,145,296	1,531,326
Attributable to:			
Equity holders of the Company		2,144,010	1,524,186
Minority interests		1,286	7,140
		2,145,296	1,531,326
Dividends	*8*	-	(326,201)
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in RMB per share)	*7*	RMB0.36	RMB0.38

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited As at 30th June, 2005 RMB'000	Audited As at 31st December, 2004 Restated RMB'000
ASSETS			
Non-current assets			
Fixed assets		17,226,599	15,190,586
Goodwill		13,281	13,281
Investment in an associated company		50,023	46,892
Land use rights		13,918	-
		17,303,821	15,250,759
Current assets			
Bunkers, at cost		404,779	250,051
Trade and notes receivables	9	4,430,882	3,357,071
Prepayments and other receivables		251,085	313,488
Cash and cash equivalents		4,504,735	5,863,491
		9,591,481	9,784,101
Total assets		26,895,302	25,034,860
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital		6,030,000	6,030,000
Other reserves		5,613,174	5,613,174
Retained earnings			
– Proposed final dividend		–	1,206,000
– Others		3,607,675	1,463,665
		15,250,849	14,312,839
Minority interests		33,635	32,349
Total equity		15,284,484	14,345,188
LIABILITIES			
Non-current liabilities			
Long-term bank loans		4,370,339	4,569,928
Finance lease obligations		1,981,356	1,616,829
Deferred tax liabilities		507,453	149,957
		6,859,148	6,336,714
Current liabilities			
Trade and notes payables	10	2,723,211	2,140,778
Accrual and other payables		433,273	338,569
Short-term bank loans		–	381,520
Long-term bank loans – current portion		445,030	445,030
Finance lease obligations – current portion		386,741	438,948
Income tax payable		41,415	128,015
Dividend payable to ultimate holding company		722,000	480,098
		4,751,670	4,352,958
Total liabilities		11,610,818	10,689,672
Total equity and liabilities		26,895,302	25,034,860

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

This unaudited condensed consolidated financial information has been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

This condensed consolidated financial information should be read in conjunction with the 2004 annual financial statements.

The accounting policies and methods of computation used in the preparation of this condensed consolidated financial information are consistent with those used in the annual financial statements for the year ended 31st December, 2004 except that the Group has changed certain of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRS") which are effective for accounting periods commencing on or after 1st January, 2005.

This interim financial information has been prepared in accordance with those HKFRS standards and interpretations issued and effective as at the time of preparing this information. The HKFRS standards and interpretations that will be applicable at 31st December, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out in note 2 below.

2. **CHANGES IN ACCOUNTING POLICIES**

Effect of Adopting New HKFRS

In 2005, the Group adopted the new/revised standards of HKFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 32	Financial instruments: Disclosures and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 38	Intangible Assets
HKAS 39	Financial Instruments: Recognition and Measurement

The adoption of new/revised HKASs 1, 2, 7, 8, 10, 12,14,18,19, 21, 23, 24, 27, 28, 33, 36, 37 and HKAS-Ints 15 did not result in substantial changes to the Group's accounting policies. In summary:

(i) HKAS 1 has affected the presentation of minority interest, share of net after-tax results of associates and other disclosures.

(ii) HKASs 2, 7, 8, 10, 12,14,18,19, 23, 27, 28, 33, 37 and HKAS-Ints 15 had no material effect on the Group's policies.

(iii) HKAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as the presentation currency for respective entity financial statements.

(iv) HKAS 24 has affected the identification of related parties and some other related-party disclosures.

(v) HKAS 16

Vessel repairs and surveys

The adoption of HKAS 16 has resulted in a change in the accounting policy relating to the vessel repairs and surveys. Upon acquisition of a vessel, the components of the vessel which are required to be replaced at the next dry-docking are identified and these costs are depreciated over the period to the next estimated dry-docking date. Costs incurred on the subsequent dry-docking of vessels are capitalised and depreciated over the period to the next estimated dry-docking date. When significant dry-docking costs are incurred prior to the expiry of the depreciation period, the remaining costs of the previous dry-docking are written off immediately.

In previous years, the components of the vessels which are required to be replaced at the next dry-docking are not separately identified and are depreciated over the estimated useful life of the vessels and dry-docking costs for vessels are charged to the profit and loss account as incurred. This accounting policy has been changed to conform with HKAS 16 and the change has been applied retrospectively. The effect of the changes is summarised below:

	As at 30th June, 2005 *RMB'000*	As at 31st December, 2004 *RMB'000*
Decrease in opening retained earnings	15,874	7,087
Decrease in fixed assets	20,842	23,693
Decrease in deferred tax liabilities	6,878	7,819

	For the year ended 31st December, 2004 *RMB'000*	For the six months ended 30th June, 2005 *RMB'000*	For the six months ended 30th June, 2004 *RMB'000*
Increase/(decrease) in operating costs	13,115	(2,851)	551
Increase/(decrease) in taxation	(4,328)	941	(182)

Residual values of the assets

The residual values of assets and their useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

During the period, the residual values of fixed assets were reassessed, and accordingly, depreciation charge of fixed assets for the six months ended 30th June, 2005 has been calculated based on the revised estimated residual values. This represented a change in accounting estimate and the depreciation charge for the period has been reduced by RMB51 million.

(vi) HKAS 17

The adoption of revised HKAS 17 has resulted in a change in the accounting policy relating to the reclassification of land use rights from fixed assets to operating leases. The up-front prepayments made for the land use rights are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the land use rights were accounted for at cost less accumulated depreciation and accumulated impairment. The adoption of HKAS 17 has resulted in restatement of land use rights of RMB13,918,000 as at 30th June, 2005 and a corresponding decrease in fixed assets of the same amount.

(vii) HKAS 32 and 39

The adoption of HKASs 32 and 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss and available-for-sale financial assets. It has also resulted in the recognition of derivative financial instruments at fair value and the change in the recognition and measurement of hedging activities.

In accordance with the transitional provisions of HKAS 39, it requires the Group to re-measure all financial assets and liabilities as at 1st January, 2005 and any differences are adjusted to the opening retained earnings. No adjustment has resulted from this re-measurement.

(viii) HKFRS 3, HKAS 36 and HKAS 38

The adoption of HKFRS 3, HKAS 36 and HKAS 38 results in a change in the accounting policy for goodwill. Until 31st December, 2004, goodwill was:

- Amortised on a straight line basis over a period of 10 years; and
- Assessed for an indication of impairment at each balance sheet date.

In accordance with the provisions of HKFRS 3:

- The Group ceased amortisation of goodwill from 1st January, 2005;
- Accumulated amortisation as at 31st December, 2004 has been eliminated with a corresponding decrease in the cost of goodwill;
- From the year ending 31st December, 2005 onwards, goodwill is tested annually for impairment, as well as when there is indication of impairment.

HKFRS 3 is applied prospectively from 1st January, 2005.

3. TURNOVER AND SEGMENT INFORMATION

The principal activities of the Group are owning, chartering and operating container vessels for the provision of international and domestic container marine transportation service. Turnover represents gross revenues from liner and chartering services, net of discounts allowed, where applicable.

	Unaudited For six months ended 30th June, 2005 *RMB'000*	2004 *RMB'000*
Turnover		
Liner	13,301,768	9,820,689
Chartering	193,991	73,617
	13,495,759	9,894,306

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Primary reporting format – business segments

The Group's business is organised into two business segments: liner and chartering. The Group's business is dominated by provision of liner services. The chartering business is of insufficient size to be reported separately.

Secondary reporting format – geographical segments

The Group's liner and chartering businesses are managed on a worldwide basis. The turnover generated from the world's major trade lanes includes America, Europe/Mediterranean, Australia, East and Southeast Asia, China domestic and others.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of the Group's assets to specific geographical segments as defined under HKAS 14 "Segment Reporting". Accordingly, geographical segment information is only presented for turnover:

	Unaudited For six months ended 30th June, 2005 *RMB'000*	2004 *RMB'000*
America	5,101,225	3,781,283
Europe/Mediterranean	4,905,718	3,455,067
Australia	679,523	507,633
East and Southeast Asia	901,125	607,516
China Domestic	1,043,014	787,976
Others	865,154	754,831
	13,495,759	9,894,306

4. **OPERATING PROFIT**

Operating profit is stated after crediting and charging the following:

	Unaudited For six months ended 30th June, 2005	2004 Restated
	RMB'000	*RMB'000*
Crediting		
Other income	176,665	26,351
– Information technology services fees	11,000	8,991
– Interest income	38,029	2,839
– Recovery of payment for claims	28,305	14,521
– Compensation income *(note (i))*	99,331	–
Charging:		
Cost of bunkers consumed	1,812,293	1,148,969
Depreciation:	398,737	342,440
– Owned container vessels chartered-out under operating leases	3,961	4,330
– Other owned assets	211,639	167,631
– Containers under finance leases	183,137	170,479
Loss on disposal of fixed assets	34	21
Operating lease rental:	*1,619,157*	*1,152,348*
– Container vessels	1,219,268	962,818
– Containers	384,390	182,867
– Buildings	15,499	6,663
Provision for impairment of receivables	6,757	–

Note:

(i) Pursuant to an agreement between a fellow subsidiary and the City of Los Angeles on 21st May, 2005, the City of Los Angeles will make compensation to the fellow subsidiary for the delay in providing premises at Berths 100-102. Out of the aforementioned compensation receivable from the City of Los Angeles, the fellow subsidiary agreed to pay USD12,000,000 to the Company to compensate the Company for the additional costs incurred by the Group due to the delay in the provision of port related services.

5. **FINANCE COSTS**

	Unaudited For six months ended 30th June, 2005	2004 Restated
	RMB'000	*RMB'000*
Interest expenses:		
– bank loans	138,450	169,762
– finance lease obligations	110,147	129,308
Total interest expense	248,597	299,070
Less: amount capitalised in vessels under construction	(55,586)	(46,542)
	193,011	252,528
Foreign exchange loss	23,207	16,443
	216,218	268,971

6. **TAXATION**

	Unaudited For six months ended 30th June, 2005	2004 Restated
	RMB'000	*RMB'000*
Current income tax		
– Hong Kong profits tax *(note (i))*	2,287	6,889
– PRC enterprise income tax *(note (ii))*	43,006	400,585
Deferred taxation *(note (iii))*	356,615	(835)
	401,908	406,639

(i) **Hong Kong profits tax**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for six months ended 30th June, 2005.

(ii) **PRC enterprise income tax ("EIT")**

The EIT rate applicable to the Company during the period from 1st January, 2004 to 2nd March, 2004 was 33%. On 3rd March, 2004, the Company was transferred into a joint stock limited Company under the Company Law of the PRC and was registered in the Pudong New Area. According to the relevant laws and regulations, the EIT rate applicable to the Company from 3rd March, 2004 onwards is 15%. The EIT rate applicable to the subsidiaries incorporated in the PRC ranges from 0% to 33%.

Pursuant to relevant EIT regulations, the profits derived by the Company's overseas subsidiaries are subject to EIT. The Company has obtained approval from the tax bureau to adopt a fixed rate of 16.5% on the profits of the overseas subsidiaries for EIT purposes.

Pursuant to notifications issued by the State Tax Bureau on 2nd September, 2004, the Company and certain of its subsidiaries (the "Tax Entities") were assessed for EIT on a consolidation basis with China Shipping (Group) Company for the period from 1st January, 2004 to 2nd March, 2004. China Shipping (Group) Company did not allocate any EIT to the Tax Entities. Accordingly, the Tax Entities did not have any EIT payable for the period from 1st January, 2004 to 2nd March, 2004, and the provision amounting to approximately RMB153,898,000 made in respect of the aforementioned period and included in the taxation charge for the six months ended 30th June, 2004 was subsequently written back in the six months period ended 31st December, 2004.

(iii) **Deferred taxation**

Deferred taxation mainly relates to deferred tax liabilities provided at a fixed rate of 16.5% on the profit of overseas subsidiaries which are subject to PRC EIT and payable upon profit remittance to the Company.

7. **EARNINGS PER SHARE**

Basic earnings per share is based on the profit attributable to equity holders of the Company RMB2,144,010,000 and 6,030,000,000 shares in issue during the period (For six months ended 30th June, 2004: profit attributable to equity holders of the Company of RMB1,524,186,000 and weighted average number of shares of 4,001,456,593).

Diluted earnings per share has not been presented as the Company has no potential dilutive ordinary shares during the period.

8. **DIVIDENDS**

	Unaudited For the six months ended 30th June, 2005	2004
	RMB'000	*RMB'000*
Special dividend to ultimate holding company *(note (i))*	–	326,201

(i) **Special dividend to ultimate holding company**

In accordance with the "Provisional Regulation relating to Corporate Reorganisation of Enterprises and Related Management of State-owned Capital and Financial Treatment", which was issued by the Ministry of Finance of the PRC and became effective from 27th August, 2002, the Company is required to distribute to China Shipping (Group) Company the Company's net profit for the period from 1st November, 2003 (being the first day after the date of the valuation of the assets of the Company) to 2nd March, 2004 (being the day immediately prior to the conversion of the Company into a joint stock limited company) (the "Special Period"), determined in accordance with Accounting Standards for Business Enterprises and Accounting Systems for Business Enterprises of the PRC, payable out of the Company's internal resources and/or cash generated from the Company's operating activities (the "Profit Appropriation"). Holders of H Shares are not entitled to participate in the distribution arising from the Profit Appropriation.

The Company has engaged BDO Zhong Hua Certified Public Accountants上海眾華滬銀會計師事務所 to perform a special audit on the Company's financial statements for the Special Period to determine the profit for the Special Period for distribution to China Shipping (Group) Company. According to the audited financial statements, the net profit for the Special Period amounted to approximately RMB480,098,000. As the approval for the consolidation tax filing for 2004 was not obtained as at 30th June, 2004, income tax of RMB153,898,000 based on 33% on the profits for the period from 1st January, 2004 to 2nd March, 2004 was provided for. The tax provision was subsequently written back in preparing the 2004 annual financial statements following the receipt of approval for consolidation tax filing and the same amount was distributed to China Shipping (Group) Company. (Note 6 (ii))

(ii) At a meeting held on 9th March, 2005 the directors proposed a final dividend of RMB0.2 per ordinary share for the year ended 31st December, 2004, which has been reflected as an

9. TRADE AND NOTES RECEIVABLES

	Unaudited As at 30th June, 2005 *RMB'000*	Audited As at 31st December, 2004 *RMB'000*
Trade receivables		
– Fellow subsidiaries	2,428,827	1,955,125
– Others	1,855,449	1,283,123
	4,284,276	3,238,248
Notes receivables	146,606	118,823
	4,430,882	3,357,071

The ageing analysis of the trade and notes receivables were as follows:

	Unaudited As at 30th June, 2005 *RMB'000*	Audited As at 31st December, 2004 *RMB'000*
1 to 3 months	3,315,849	3,146,994
4 to 6 months	866,996	313,935
7 to 9 months	324,220	–
10 to 12 months	38,258	11,527
1 to 2 years	16,164	8,463
	4,561,487	3,480,919
Less: provision for impairment of receivables	(130,605)	(123,848)
	4,430,882	3,357,071

Credit policy

Credit terms in the range between 30 to 50 days are granted to those customers with good payment history. Invoices to other customers are due for payment upon presentation.

10. TRADE AND NOTES PAYABLES

	Unaudited As at 30th June, 2005 *RMB'000*	Audited As at 31st December, 2004 *RMB'000*
Trade payables		
– Fellow subsidiaries	252,193	268,862
– Others	2,469,018	1,852,116
	2,721,211	2,120,978
Notes payables	2,000	19,800
	2,723,211	2,140,778

The ageing analysis of the trade and notes payables were as follows:

	Unaudited As at 30th June, 2005 *RMB'000*	Audited As at 31st December, 2004 *RMB'000*
1 to 3 months	2,233,529	1,600,936
4 to 6 months	332,471	525,038
7 to 9 months	133,753	14,804
10 to 12 months	23,458	–
	2,723,211	2,140,778

MANAGEMENT DISCUSSION AND ANALYSIS

Operating environment

Although the global economy has slowed down in the first half of year 2005, it is hopeful that it can return to a state of sustainable growth. Growth for the whole year continues to be optimistic. The economic development of the US and China remains as the main "engine" for the growth of the global economy. Economic growth of the emerging countries in Asia is envisaged to maintain at high speed in 2005.

The path taken by the national economy of China in the first half of year 2005 continued to be in line with the direction guided by the macro-economic control measures and is expected to maintain its steady growth level for the whole year. Total amount of imports and exports in the first half of the year amounted to US$645 billion, achieving an increase of approximately 23.2% compared with the same period last year, amongst which, exports increased approximately 32.7% compared with the same period last year and imports increased approximately 14.0%, both maintaining a level of rapid growth.

Following the strengthening of demand of various economies and trade volume amongst different regions, the global container shipping market has been flourishing since the beginning of year 2005. The container throughput in the PRC container shipping market in the first half of year 2005 reached 34.286 million TEU, achieving an increase of 24.0% compared with the same period last year, amongst which, the coastal ports and river ports increased by 24.1% and 22.0% respectively (Information source: PRC's Ministry of Communications).

Performance analysis

For the six months ended 30th June, 2005, the Group recorded a turnover of RMB13,495,759,000, representing an increase of RMB3,601,453,000 or 36.4% over that of the same period in 2004. Profit after taxation in the first half of year 2005 amounted to RMB2,145,296,000, representing an increase of RMB613,970,000 or 40.1% over that of the same period in year 2004. Profit attributable to shareholders amounted to RMB2,144,010,000, representing an increase of RMB619,824,000 or 40.7% over that of the same period in year 2004.

Analysis of container volume by trade lanes

Principal Market	First half of year 2005 (TEU) 1Q	2Q	First half of year 2004 (TEU) 1Q	2Q	Half year increase or decrease
America	229,289	290,462	187,791	226,905	25.3%
Europe/Mediterranean	273,250	310,221	202,235	212,724	40.6%
Australia	40,608	50,055	38,781	35,438	22.2%
East and Southeast Asia	140,386	159,868	108,900	112,780	35.4%
China domestic	318,203	335,774	245,041	266,037	28.0%
Others	22,351	23,502	26,338	34,048	-24.1%
Total	1,024,087	1,169,882	809,086	887,932	29.3%

Operational revenue by trade lanes (RMB'000)

Principal Market	First half of 2005 1Q	First half of 2005 2Q	First half of 2004 1Q	First half of 2004 2Q	Half year increase or decrease
America	2,111,685	2,989,540	1,625,190	2,156,093	34.9%
Europe/Mediterranean	2,425,491	2,480,227	1,603,556	1,851,511	42.0%
Australia	297,972	381,551	264,412	243,221	33.9%
East and Southeast Asia	466,166	434,959	288,680	318,836	48.3%
China Domestic	502,985	540,029	408,879	379,097	32.4%
Others	422,023	443,131	299,027	455,804	14.6%
Total	6,226,322	7,269,437	4,489,744	5,404,562	36.4%

The major reasons for the Group's continuous growth in performance in the first half of year 2005 are as follow.

I. In the first half of year 2005, the delivery and deployment of new vessels has significantly increased our fleet capacity. During the Period, 10 new vessels with a total capacity of 46,916TEU were delivered and put into operation in our major trade lanes. As compared with the end of year 2004, shipping capacity has increased by approximately 17.9% to 299,672TEU. The additional capacity has fulfilled the strong demand of the shipping market.

II. The Group captured the business opportunity in the regional market. In the first half of year 2005, the Group inaugurated 7 additional international trade lanes, including the Far East – the Black Sea route, Southeast Asia – Europe route, additional Southeast Asia – Australia route, West America route, China – Southeast Asia route, East Mediterranean route and the Far East – South Africa – East coast of South America route. As a result, the number and frequency of trade lanes have increased and the coverage of services expanded. As a result, not only was the Group able to increase its operating revenue and operating profit, but to provide liner services much closer to meet market needs.

III. The Group strengthened the management of freight rates of trade lanes and appropriately lifted or stabilised them, thereby effectively securing the profit growth of trade lanes.

IV. The Group strived to achieve the most efficient use of its resources by monitoring its operations closely, maximising stowage of slot space and utilising its fleet capacity efficiently.

Cost analysis

In the first half of year 2005, the Group's operating costs have increased. The total operating costs were RMB10,697,024,000, which have increased by about 41.8% as compared with the same period last year. This is mainly due to the deployment of newly built and time chartered vessels resulting in an increase of vessel capacity by about 37.91% as compared with the same period last year as well as the increase of fuel cost.

Since the beginning of year 2005, fuel price has been growing rapidly and continues to record all time highs. By 30th June, 2005, the average price in the fuel market surged by about 55.8% as compared with 1st January, 2005, resulting in an increase in the Group's fuel cost. The average fuel price in the first half of year 2005 increased about 39.8% as compared with the same period last year. However, the Group continued to control fuel cost effectively through measures including locking in oil prices, controlling fuel inventory, selecting refueling ports and suppliers with relatively lower fuel prices and navigating at economical speed while meeting schedule. In the first half of year 2005, the Group was able to control average fuel price at about US$219.01/metric ton, an increase of only about 23.7% as compared with the same period last year, which is much lower than the increase of fuel price.

Container management cost increased as compared with the same period last year because of the significant growth in the number of containers.

Port and terminal handling charges also increased as compared with the same period last year as the Group's shipping volume increased about 29.3% as compared with the same period last year, among which, shipping volume of foreign trade lanes increased about 29.9% as compared with the same period last year.

As compared with the same period last year, the Group's fixed costs of vessels increased by about 2.2%, which is far lower than the increment in shipping capacity. The main reason was that the additional capacity of the Group was ordered or chartered in during the down cycle of the shipbuilding industry.

Future plans and prospects

In 2005, it is estimated that the growth of the global economy will be about 4.3% and growth of global trading volume will be about 7.2% (information source: International Monetary Fund "Forecast of World Economy"). Although the overall growth rate has slowed down, it continues to grow at a relatively high level.

It is forecasted that in year 2005, the global container activity will increase by about 10.5% to 380 million TEU, which is obviously higher than the capacity increase of about 9.9%. The demand of the market is still growing. In 2006, the global container trade will expect to increase by about 10.2%, which is a bit lower than the capacity increase of about 12.8% (Information source: Clarkson July 2005). Although in the second half of year 2006, the shipping market is expected to experience the peak period of delivery of newly built vessels with capacity growth slightly exceeding container volume growth, there are factors of mismatch constraining the effective supply and utilisation of new capacity. Development of port infrastructure and inland transportation (such as railway, road, etc) of various regions are not at the corresponding pace and the trade volume between eastbound and westbound do not balance each other. As a result, the Group's management remains optimistic of the 2006 shipping market.

It is forecasted by PRC's Ministry of Communications that in year 2005, the coastal container throughput in China will amount to 74,000,000TEU, an increase of about 24% as compared with year 2004, which is higher than the world average level. PRC's external demand is still strong and therefore, the Group will continue to focus on the huge market in China. At the same time, as part of the Group's future development plan, the Group will exploit new markets amongst other countries.

In the second half of this year, the Group, with its focus on its investors' interests, will firmly grasp the fast changing market by performing the following tasks:

- In the second half of year 2005, 11 new vessels with a total shipping capacity of 48,188TEU (10 vessels with capacity of 4,250TEU and 1 vessel with capacity of 5,688TEU) will be delivered. Operating capacity will record a net increase to 349,072TEU at the end of 2005. All the additional shipping capacity will be put into operation in new and current trade lanes. It is believed that the additional capacity would enable the Group to take advantage of the business opportunities in the shipping industry, during the traditional peak season.
- To further adjust the overall structure of trade lanes and improve service network of main trade lanes and feeder services. To inaugurate new trade lanes, add port of call, extend current trade lanes and expand coverage of service network in accordance with market conditions. The Group had inaugurated the Round the World route on 19th July, 2005 and will continue to strengthen its core competitiveness as a global carrier by inaugurating trade lanes including European route, Mediterranean route, West African route and the fourth Far East to Mediterranean route, etc.
- To improve overall structure of subroute services, enlarge regional market share in Southeast Asia and Europe, emphasize on feeder services in Mediterranean, Black Sea and Southeast Asia.
- To enhance the sales network and attract more volume customers and sign-on long-term cooperation contracts by taking advantage of stable schedule and excellent service to ensure service revenue.
- The PRC Customs Administration promulgated the No.3 announcement of the PRC Customs Administration in 2005 "Announcement of PRC Customs Administration concerning testing work of accommodating both international and domestic cargos on same vessel and China nationality international shipping vessels carrying transshipment cargos". Of the Group's 127 vessels, 75 with total capacity of about 130,330TEU carry PRC flag and can benefit from the new policy. Under the new policy, the Group can better utilize its existing resources, cut vessel operating costs and enhance operational efficiency by means of carrying subroute cargoes by major trade lanes and carrying domestic and international cargoes on the same vessel etc. This measure will be implemented in the second half of this year.
- With continuous expansion in the Group's scale of operations, the business opportunity for exploiting container related businesses is becoming more mature. The Group will enter into the terminal and logistics businesses at the appropriate time according to the development of the shipping market in order to develop in a diversified manner and enhance the Group's international competitiveness and risk resistance. The entry into of terminal, logistic and other container related businesses shall be by methods including, but not limited to, acquisitions or joint ventures, etc.

- Moreover, to continue to strengthen the following cost controlling measures, while increasing operational revenue:
  - i. With regards to fuel cost, focus on the changes of fuel market and lock in fuel price at the appropriate time; take full consideration of "economical" speed factor when designing trade lanes; control fuel inventory according to regional fuel price.
  - ii. To further optimize transshipment routing and investigate well in the relative policies to decrease transshipment cost and enhance service profit.
  - iii. To continue to take advantage of the flexible allocation of resources, arrange using plan of containers effectively and decrease container management cost.
  - iv. To accelerate the speed in developing software and optimize company management in order to further enhance work efficiency.
  - v. To prepare sufficiently for the coming peak season.

LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

The Group's principal source of cash inflow is from operations. The Group's major cash outflow has been operational costs, loan repayment and funding of construction/ purchase of new vessels and containers. During the six months ended 30th June, 2005, the Group generated a net operating cash inflow of approximately RMB2,206,772,000, and the Group had a cash balance of RMB4,504,735,000 as at 30th June, 2005.

As at 30th June, 2005, the Group's total bank loans were RMB4,815,369,000. The maturity profile spreads over a period between 2005 and 2015, with RMB445,030,000 being repayable within one year, RMB650,030,000 between one to two years, RMB2,001,791,000 between two to five years, and RMB1,718,518,000 over five years. The Group's long-term bank loans are mainly used to fund the purchase of new vessels.

As at 30th June, 2005, several container vessels and vessels under construction valued in the aggregate amount of RMB5,072,661,000 (31st December, 2004: RMB4,061,047,000) have been pledged against long term bank loans of the Group.

As at 30th June, 2005, the Group's obligations under finance lease amounted to RMB2,368,097,000, with lease expiry periods ranging from years 2005 to 2013. The amount repayable within one year amounted to RMB386,741,000 and those repayable between one to two years amounted to RMB391,077,000. The amount repayable between two to five years amounted to RMB1,029,706,000 and those over five years amounted to RMB560,573,000. All the finance leases are arranged for container leasing.

As at 30th June, 2005, the net debt/equity ratio of the Group (i.e. the ratio of net debt over shareholders' equity) was 17.5%, which is a bit higher than the 11.1% figure as at 31st December, 2004 and the 12.3% figure as at 30th June, 2004. The main reasons for the increase in net debt/equity ratio are increase in capital expenditure and the first time dividend payment since the Group's listing in year 2004.

As at 30th June, 2005, the Group had loans in the amount of RMB3,842,800,000 and loans in the amount of USD117,460,000. The loans are primarily denominated in Renminbi and US dollars while its cash and cash equivalents are also denominated in these currencies.

It is expected that funding requirements of daily operations including capital expenditure can be met by the internal cash flow of the Group. The Directors will review the operating cash flow of the Group from time to time and will consider repaying certain bank loans by cash from time to time. It is the intention of the Group to optimize the mix of equity and debt for an efficient capital structure.

FOREIGN EXCHANGE RISK AND HEDGING

In the six months ended 30th June, 2005, the Group's operations or liquidity were not materially affected by the fluctuations in currency exchange rate. Since the initial public offering of the H shares of the Company in June 2004, the Group has been negotiating with its bankers for earlier repayments of certain Renminbi denominated bank loans and therefore able to minimise the adverse impact of the recent 2% appreciation of Renminbi in July 2005. As most of the revenue and expenditure of the Group are settled or denominated in US dollars, the Group will continue to pay close attention to the currency fluctuation of the RMB. The Group will consider appropriate measures including hedge arrangements (e.g. forward exchange contracts), based on its operating needs to mitigate the Group's currency exposure. However, as at 30th June, 2005, the Group had not entered into any significant hedging arrangement including any forward exchange contracts.

CAPITAL COMMITMENT

As at 30th June, 2005, the Group had contracted but not provided for a capital commitment of approximately RMB5,811,862,000 for vessels under construction. The Group was also committed to an additional capital injection into a subsidiary of approximately RMB111,100,000. Furthermore, the Group had lease commitments of about RMB70,210,000 for land and buildings and RMB13,233,935,000 for vessels chartered-in and containers under operating leases.

CONTINGENT LIABILITIES

As at 30th June, 2005, the Group did not have any material contingent liabilities.

SHARE CAPITAL

As at 30th June, 2005, the share capital of the Company was as follow.

Type of shares	Number of shares in issue	Percentage (%)
Domestic shares	3,610,000,000	59.87
H shares	2,420,000,000	40.13
Total	6,030,000,000	100.00

PURCHASE, SALE AND REDEMPTION OF SHARES

During the six months period ended 30th June, 2005, the Company has not redeemed any of its listed shares. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed shares in the aforesaid period.

INTERIM DIVIDENDS

The Board of Directors does not recommend the payment of any interim dividend for the six months ended 30th June, 2005.

EMPLOYEES, TRAINING AND DEVELOPMENT

As at 30th June, 2005, the Group had 3,343 employees, representing an increase of 201 employees from 30th June, 2004. During the Period, the total expenses was approximately RMB238,712,000. In addition, the Group entered into contracts with a number of subsidiaries of China Shipping (Group) Company, pursuant to which these fellow subsidiaries provided the Group with approximately 3,200 crew members in aggregate who mainly work on the Group's self-owned or bare-boat chartered vessels.

Remuneration of the Group's employees include basic salaries, other allowances and performance based bonuses. The Group also adopted a performance discretionary incentive scheme for its staff. The scheme links up the financial benefits of the Group's staff with certain business performance indicators. Such indicators may include, but not limited to, the profit target of the Group.

Details of the performance of discretionary incentive scheme vary among the members of the Group. The Group sets out certain performance indicators for each of its subsidiaries to achieve. Each subsidiary has the discretion to formulate its own detailed performance related remuneration policies according to its local circumstances.

H SHARE SHARE APPRECIATION RIGHTS SCHEME

To hold the Group's management, employees and shareholders together, inspire creativity and enthusiasm of management and employees and enhance their core competitiveness, the Group plans to implement H share share appreciation rights scheme as appropriate incentive policy besides the abovementioned remuneration and performance bonuses.

The eligible grantees are: the directors of the Company (other than independent non-executive directors), the supervisors of the Company (other than independent

The H share share appreciation rights scheme does not involve the issue of the Company's shares or dealing in shares. The eligible grantees will be granted certain number of the share appreciation rights on the date of grant. Upon exercise of the rights, the Company will not issue any shares to the grantee. The grantee will receive cash payment equal to the appreciation in the market price of the Company's H share above the exercise price of the rights and deposit this into his designated bank account. The market price of the Company's H share at the time of exercise of the rights shall be the 5-day average closing price of the Company's H share for the 4 trading days before the date of exercise and on the date of exercise.

The cost of the scheme will be charged to the profit and loss account of the Company as an expense item.

The Board intends to convene a special general meeting, at which the H share share appreciation rights scheme will be submitted to the shareholders for consideration and approval.

AUDIT COMMITTEE

The audit committee of the Company consists of two independent non-executive Directors, namely Mr. Gu Nianzu and Mr. Wang Zongxi, and one non-executive Director, Mr. Wang Daxiong and the chairman of the audit committee is Mr. Wang Zongxi. The audit committee has reviewed the Company's interim results for the six months ended 30th June, 2005.

THE CORPORATE GOVERNANCE CODE AND THE MODEL CODE UNDER THE LISTING RULES

The Board of Directors confirms that the Group was, during the Period, in full compliance with the Code on Corporate Governance Practices (the "Corporate Governance Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") other than the instances below:

- Paragraph A.5.4 of the Corporate Governance Code recommends the Board of Directors to establish written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the "Model Code") for relevant employees in respect of their dealings in the securities of the Company. Although, the Company did not establish any relevant guidelines during the Period, the Company has now adopted the relevant written guidelines and has provided the relevant employees with such guidelines.

- Part B.1 of the Corporate Governance Code recommends the Company to establish a remuneration committee. Although, the Company did not establish a remuneration committee during the Period, the Company is of the view that that did not have any material effect on the fixing of remuneration by the Company. Also, the Company intends to establish a remuneration committee within this year.

The Company will recommend the shareholders in the next annual general meeting to adopt each code provision in the Corporate Governance Code in order to improve the corporate governance practices of the Company and improve its transparency.

The Company has adopted the Model Code as the code of conduct regarding directors' and supervisors' securities transactions. The Company confirms, having made specific enquiries of all its directors and supervisors, that its directors and supervisors have complied with the required standard as set out in the Model Code during the Period.

DISCLOSURE OF INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

The electronic version of this announcement will be published on the website of the Stock Exchange (http://www.hkex.com.hk). An interim report for the six months ended 30th June, 2005 containing all the information required by Appendix 16 to the Listing Rules will be despatched to shareholders and published on the website of the Stock Exchange in due course.

By Order of the Board of Directors
China Shipping Container Lines Company Limited
Li Kelin
Chairman

Shanghai, the People's Republic of China
22nd August, 2005

As at the date of this announcement, the Directors are Mr. Li Kelin, Mr. Jia Hongxiang, Mr. Huang Xiaowen, Mr. Zhao Hongzhou, Mr. Li Shaode, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yan Mingyi, Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

"Please also refer to the published version of this announcement in South China Morning Post."